July 25, 2013

Via EDGAR

Ms. Tia L. Jenkins

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Resource Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-34857

Dear Ms. Jenkins:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated and delivered to Gold Resource Corporation (the “Company”) on July 11, 2013. After reviewing the most recent comments raised in such letter, additional time will be needed to finalize our responses since our Chief Executive Officer is traveling overseas and is unable to effectively assist with preparing the responses. We have limited staff and are focusing on our Form 10-Q for the quarter ended June 30, 2013, and we are coordinating our schedules to have a conference call with SEC staff next week. The Company proposes to submit its response to the Commission no later than August 15, 2013.

We greatly appreciate your cooperation. Please feel free to contact me directly at (720) 459-3851 if you have any concerns or questions.

Sincerely,

GOLD RESOURCE CORPORATION

/s/ Bradley J. Blacketor

Bradley J. Blacketor

Chief Financial Officer

Cc:	David Babiarz, Esq.

Wesley Stark

Sheri Pearce

2886 Carriage Manor Point • Colorado Springs, CO 80906 • Office: (303) 320-7708 • Fax: (303) 320-7835